Heineken NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208



United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

date
May 2, 2005

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

Heineken launches new draught beer system: DraughtKeg

Amsterdam 25 April 2005 - Heineken N.V. announced today the introduction of its new portable draught beer system, the 4.75 L Heineken DraughtKeg. DraughtKeg will allow consumers to experience a premium quality draught beer at virtually any drinking occasion. Heineken launched this innovation in France today and in the USA in May 2005, with further market introductions to follow.

The portable DraughtKeg has been developed for consumers who like to share and enjoy a quality draught beer in or outdoors and is relevant to the various beer cultures worldwide.

During the international media presentation in Paris, Thony Ruys, Chairman of the Executive Board of Heineken N.V. commented: "As announced at our 2004 full year results presentation, we are investing an additional €100 million annually in marketing and packaging innovation during 2005. Following on from our BeerTender, the first home draught beer system launched in 2004, we are delighted to announce DraughtKeg, another innovation break-through draught beer system. This is part of our strategy to further improve volumes and sales mix addressing the changing consumer dynamics and will strengthen our leadership position in the premium segment of the beer markets."

The Heineken DraughtKeg is an integrated pressurized and disposable system with mini tap components in a lightweight steel keg. After being pre-chilled at 5 degrees Celsius, consumers simply need to click on the easy-to-install tap tube and the keg is ready to draft beer.

The complete system weighs 5.5 kilograms and contains 4.75 litres of beer. The beer stays fresh 21 days after opening the keg and the beer is dispensed under CO_2 pressure, right down to the last glass. On average, 20 glasses can be dispensed.

Inside the keg is a unique and patented carbonator pressure unit, releasing CO_2 to keep the pressure at 1 bar. This allows for a crisp quality beer with the right head of foam and the right 'bite'. The constant pressure also allows the beer to be dispensed through a tap tube on top.

Note to the editors:
Pictures of DraughtKeg can be downloaded from www.heinekeninternational.com.
More information about DraughtKeg on www.heineken.com/draughtkeg

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Heineken NV

Exemptionfile 82-4953

press release

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

Heineken N.V.'s General Meeting of Shareholders adopts all proposals on the agenda

Amsterdam, the Netherlands -20 April 2005- Heineken N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the meeting. The most important resolutions are listed below.

Dividend
The AGM has approved the distribution of an unchanged cash dividend of €0.40 per share of €1.60 nominal value, which will be subject to 25% Dutch withholding tax. The unchanged dividend is paid over the enlarged number of shares as a result of the share split that was effected by issuing five new shares of €1.60 nominal value for every four existing shares in 2004. As an interim dividend of €0.16 was paid on 22 September 2004, the final dividend will be €0.24 per share. Heineken N.V. shares will be quoted ex final dividend on 22 April 2005. The final dividend will be payable on 9 May 2005.

Remuneration Policy and Long-Term Incentive Plan for the Executive Board
The AGM has approved the proposal by the Executive Board to adopt the new remuneration policy as well as the Long-Term Incentive Plan for the Executive Board. The complete remuneration policy is published on the website as well as in the annual report 2004. The approved Long-Term Incentive Plan will reward Executive Board members with Heineken N.V. shares subject to meeting a predefined stretching performance target and aligns the performance of the Executive Board with the interests of shareholders and with the objectives of the business. The Long-Term Incentive Plan is part of the remuneration policy.

Authorisation of the Executive Board to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights
The AGM has authorised the Executive Board for a period of 18 months from the date on which the relevant amendment of the Articles of Association becomes effective, as the body authorised to resolve to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

Re-appointments of two members of the Supervisory Board
Today at the AGM Mr Jan Michiel Hessels and Mr Maarten Das were re-appointed as members of the Supervisory Board of Heineken N.V.

The full list of the resolutions by the AGM of Heineken N.V. of 20 April 2005 can be found on www.heinekeninternational.com

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries
Véronique Schyns
Tel: +31 20 523 9606
e-mail: veronique.schyns@heineken.com

Investors' and analysts' enquiries
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

Exemptionfile 82-4953

Heineken Holding N.V.

press-information

Heineken Holding N.V.'s General Meeting of Shareholders adopts all proposals on the agenda

Amsterdam, the Netherlands -20 April 2005- Heineken Holding N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the meeting. The most important resolutions and announcements are listed below.

Dividend

The Board of Directors announced that an unchanged cash dividend of €0.40 per share of €1.60 nominal value will be distributed, which will be subject to 25% Dutch withholding tax. The unchanged dividend is paid over the enlarged number of shares as a result of the share split that was effected by issuing five new shares of €1.60 nominal value for every four existing shares in 2004. As an interim dividend of €0.16 was paid on 22 September 2004, the final dividend will be €0.24 per share. Heineken Holding N.V. shares will be quoted ex final dividend on 22 April 2005. The final dividend will be payable on 9 May 2005.

Amendments to the Articles of Association

The AGM adopted the proposal to amend the Articles of Association. The amendments provide, inter alia, for the conversion of the A and B shares into a single category of ordinary shares, since the need for this historically-based distinction has lapsed. Henceforth the company will have ordinary shares and priority shares.

Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.

The AGM has authorised the Board of Directors for a period of 18 months, from the date on which the amendments to the Articles of Association become effective, as the body authorised to resolve to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The full list of the resolutions by the AGM of Heineken Holding N.V. of 20 April 2005 can be found on www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 523 9606
e-mail: veronique.schyns@heineken.com

Investors' and analysts' enquiries:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

Amsterdam, 12 April 2005

Heineken to change Executive Board and management structure

Streamlines top management structure, creates operating regions and strengthens global functions

Following ten years of significant expansion, Heineken NV today announced that it is to create a new top management structure that will drive and support its next phase of growth as a global organization.

As part of these changes, Thony Ruys, Chairman of the Executive Board and Karl Büche, Member of the Executive Board responsible for Brau Union, will retire from the business as of October 1 2005.

Thony Ruys will be succeeded by Jean François van Boxmeer, currently Member of the Executive Board responsible for Production, Eastern Europe, North-West Europe, Heineken Netherlands, Greece and Africa and the Middle East.

In order to connect functions, operations, and finance in a more effective way, the company will create a new, more streamlined Executive Board comprising three roles instead of the current five. The three members of the new Executive Board will be Jean François van Boxmeer, as Chairman and Chief Executive Officer, Marc Bolland as Chief Operating Officer and René Hooft Graafland as Chief Financial Officer.

To better align its operations and strategy, Heineken also announced that it will create five operating regions: Western Europe, Central and Eastern Europe, The Americas, Africa and the Middle East and Asia-Pacific. Each region will be headed by a regional President who will report to Marc Bolland, in the new role of Chief Operating Officer.

Alongside this, the Company will strengthen its functional responsibilities by creating new 'Group Director' roles with consolidated and clearly defined areas of responsibility.

All non-financial Group Directors will report to the Chief Executive Officer. All Financial and the Group IT Director roles will report to the Chief Financial Officer.

All Executive Board and management changes will be effective from the 1st of October 2005.

Commenting on the changes, Thony Ruys, Chairman of the Executive Board said, "Over the last decade, we have dramatically transformed Heineken. We have more than doubled

our volumes, tripled our operating profit and significantly increased our global presence. The time is clearly right to create a new management structure that will drive and support the next phase of our growth. The changes we are announcing today will do exactly that."

Jean François van Boxmeer added, "Heineken is the world's leading international premium beer brand. The chance to lead such an iconic business and build on the significant contribution that Thony has made, is the opportunity of a lifetime."

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 70,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange.
Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

Further notes to Editors:

- **Thony Ruys** (Chairman of the Executive Board) joined Heineken N.V. in 1993 as a member of the Executive Board, became Vice-Chairman in 1996 and Chairman in 2002.

- **Jean François van Boxmeer** (currently Member of the Executive Board) joined Heineken N.V. in 2001 as a member of the Executive Board and is currently responsible for Production, Eastern-Europe, North-West Europe, Heineken Netherlands, Greece and Africa and the Middle-East. He joined Heineken in 1984 and has held various positions in the Netherlands and abroad.

- **Karl Büche** joined the Executive Board of Heineken N.V. in 2004 following the acquisition of BBAG (subsequently Brau Union) in 2003. He started his career in the company 33 years ago. In 1984 he became Member of the Board of the

Österreichischen BRAU AG, and in 1993 became CEO of the Österreichischen BRAU AG, later on BRAU UNION Österreich AG, BBAG und BRAU UNION AG, as well as Member of the Executive Board of Heineken N.V.

- **Marc Bolland** joined the Executive Board of Heineken N.V. in 2001 following a number of operational roles in the Netherlands and abroad. His current responsibilities include Corporate Brands, Commercial, Beer Systems and operational responsibilities for the USA, France, Spain, Italy and Caribbean and Latin America and the Middle-East and North Africa. He joined Heineken in 1986.

- **René Hooft Graafland** joined the Executive Board of Heineken N.V. in 2002 following a number of operational roles in the Netherlands and abroad. His current responsibilities include Corporate Finance, Control and Accounting, Information Technology and Business Development. He joined Heineken in 1981.

- Heineken currently structures its business around six major operating companies (Netherlands, USA, Spain, France, Greece, Italy, the Brau Union group) and six regional groupings (Middle-East and North Africa, Sub-Saharan Africa, Caribbean, Latin America, Asia-Pacific, North-Western Europe);

- The five new operating regions will be:

  Western Europe. In 2004, the new Western Europe region accounted for 29% of group beer volume and 42% of operating profit BEIA; The Regional President for Western Europe will be Didier Debrosse (currently Managing Director Heineken France). The role will be based in Amsterdam;

  Central and Eastern Europe. In 2004, the new Central and Eastern Europe region accounted for 38% of group beer volume and 20% of operating profit BEIA; The Regional President for Central and Eastern Europe will be Nico Nusmeier (currently Managing Director Group Zywiec, Poland). The role will be based in Vienna;

  Americas. In 2004, the new Americas region accounted for 13% of group beer volume and 21% of operating profit BEIA. The Regional President for the Americas will be Massimo von Wunster (currently Managing Director, Heineken Italia). The role will be based in New York;

  Africa and the Middle-East. In 2004, the new Africa and the Middle East region accounted for 12% of group beer volume and 13% of operating profit BEIA; The

Regional President for Africa and the Middle East will be Tom de Man (currently Managing Director Sub-Saharan Africa). The role will be based in Amsterdam;

Asia-Pacific. In 2004, the new Asia-Pacific region accounted for 8% of group beer volume and 4% of operating profit BEIA; The Regional President for Asia-Pacific will be Siep Hiemstra (currently Corporate Director, Heineken Technical Services). The role will be based in Singapore.

- With the exception of Brau Holding AG in Germany and Athenian Breweries in Greece (both of which will transfer to the Central and Eastern European region) these groupings are consistent with the way Heineken currently reports and discloses its performance.

- The three members of the Executive Board, the five Regional Presidents and five Group Directors will together form a new Executive Committee. The Executive Committee will support the development of policy and ensure the alignment and implementation of key priorities and strategies across the organization. This group of 13 will replace the existing 36 member senior management 'Platform' group.

- The Executive Committee will comprise:

- Chief Executive Officer, Jean François van Boxmeer
- Chief Operating Officer, Marc Bolland
- Chief Financial Officer, René Hooft Graafland
- President Western Europe, Didier Debrosse
- President Central and Eastern Europe, Nico Nusmeier
- President Americas, Massimo von Wunster
- President Africa and Middle East, Tom de Man
- President Asia-Pacific, Siep Hiemstra
- Group Human Resources Director, Frans van der Minne
(currently President, Heineken USA)
- Group Supply Chain Director, Marc Gross
(currently Managing Director, Heineken Nederland Supply)
- Group Control and Accounting Director, Frans Eusman on an interim basis
(currently Corporate Control and Accounting Director)
- Group Commercial Director, Peter van Campen on an interim basis
(currently Corporate Commercial Excellence Director)
- Group Corporate Relations Director, Sean O'Neill
(currently Corporate Communication Director)

Note: biographies, photographs and the organizational chart of the new structure can be found at www.heinekeninternational.com.